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August 8, 2022

Confidential

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Kyle Wiley

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ECARX Holdings Inc. (CIK No. 0001861974)

Response to the Staff’s Comments on the Draft Registration Statement on Form F-4 Confidentially Submitted June 23, 2022

Dear Ms. Jacobson, Mr. Littlepage, Mr. Wiley, and Mr. Kauten,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 22, 2022 on the Company’s draft registration statement on Form F-4 confidentially submitted on June 23, 2022.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review.

U.S. Securities and Exchange Commission

August 8, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to use “ECARX Holdings” and “ECARX” to refer to the Company as the holding company and the Company together with its subsidiaries, respectively, and to state that the Company and its subsidiaries conduct operations through the subsidiaries. The Company has also revised the relevant definitions in the “Frequently Used Term” section starting on page 6 of the Revised Draft Registration Statement and the use of these definitions in the Revised Draft Registration Statement where applicable.

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Also, disclose here and in the prospectus summary whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 28 of the Revised Draft Registration Statement.

Frequently Used Terms, page 6

3.	Please revise your definition of China to remove the exclusion of Hong Kong and Macau from this definition.

In response to the Staff’s comment, the Company has revised the relevant definition on page 6 of the Revised Draft Registration Statement and the use of such definition in the Revised Draft Registration Statement where applicable.

U.S. Securities and Exchange Commission

August 8, 2022

Summary of the Proxy Statement/Prospectus

Permission, Review and Filing Required from the PRC Authorities relating to the Transactions, page 29

4.	Please disclose the basis for your statement that you do not believe that the business combination requires approval from PRC governmental authorities. If you relied on the opinion of counsel, you should identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals.

In response to the Staff’s comment, the Company has revised the disclosures on pages 32 and 80 of the Revised Draft Registration Statement and undertakes to file the consent of the counsel as exhibit to future amendment of the Revised Draft Registration Statement.

Redemption Rights, page 34

5.	We note your disclosure showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders assuming no redemptions and maximum redemptions. Please revise your disclosure to show the impact of interim redemption levels.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16-17 and 36-38 of the Revised Draft Registration Statement.

Summary Risk Factors, page 41

6.	Please provide a specific cross-reference to the more detailed risk factor for each China-based issuer summary risk factor.

In response to the Staff’s comment, the Company has revised the disclosures on pages 43-44 of the Revised Draft Registration Statement.

Selected Historical Financial Data of ECARX, page 44

7.	Please revise ECARX’s condensed consolidating schedules depicting the consolidated statements of comprehensive loss, consolidated balance sheets, and consolidated cash flows on pages 47-52 so that the WFOE, the primary beneficiary of the VIE, is disaggregated and transparent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49-54 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

August 8, 2022

Risk Factors, page 60

8.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that COVA is not aware of any officer or director that was required to forego presenting any opportunity to acquire a target to COVA as a result of any pre-existing fiduciary or contractual obligation and, to the Company’s knowledge, the waiver of the corporate opportunities doctrine in the charter did not impact COVA’s search for an acquisition target. Additionally, in response to the Staff’s comment, the Company has revised the disclosures on pages 11, 19 and 180 of the Revised Draft Registration Statement.

Risks Relating to Our Business and Industry

We currently have a concentrated customer base with a limited number of key customers..., page 63

9.	We note that for the year ended December 31, 2021, Geely Holding accounted for 70.4% of your total revenues. Please describe the material terms of your agreements with Geely Holding and disclose that Geely Holding is a related party.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 296-297 of the Revised Draft Registration Statement.

You may experience difficulties in effecting service of legal process..., page 81

10.	Please include a cross-reference to the enforcement of civil liabilities section of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

Risks Relating to COVA and the Business Combination, page 95

11.	We note that you did not obtain a fairness opinion regarding the business combination. Please provide risk factor disclosure describing the risks of not obtaining a fairness opinion.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

August 8, 2022

Risks Relating to Ownership of Securities of ECARX

Our dual-class voting structure..., page 110

12.	Please briefly describe the instances where the Class A and Class B stockholders will vote as a separate class.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

Certain Prospective Operational and Financial Information, page 151

13.	Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections. For example, please quantify the assumptions underlying vehicle sales volumes and growth and sales volumes over time.

In response to the Staff’s comment, the Company has revised the disclosure on pages 156-157 of the Revised Draft Registration Statement.

ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Cost of revenues, page 223

14.	Please disclose in detail the types of costs classified within cost of revenues and advise us. State, if true, that cost of revenue include outsourced expenses, payroll and related costs, including share-based compensation related to performance on customer contracts, and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page 229 of the Revised Draft Registration Statement.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 227

15.	Please provide separate narratives regarding government grants and the gain on deconsolidation of a subsidiary which are separately captioned in your Statements of Comprehensive Loss.

In response to the Staff’s comment, the Company has revised the disclosure on pages 235-236 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

August 8, 2022

Unaudited Pro Forma Combined Financial Information

Introduction, page 238

16.	Please expand your narrative hereunder to address the VIE restructuring which is currently depicted in Adjustments (3)(10) and (3)(C) to the pro forma condensed combined financial information. Also, discuss the timing, manner and form of settlement of amounts due from the VIE nominee shareholders (included in Amounts due from Related Parties).

In response to the Staff’s comment, the Company has revised the disclosure on page 244 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Restructuring has been completed as of today. There are no amounts due from the nominee shareholders of the VIE and the amounts due from the VIE will be settled in cash no later than May 2026.

Description of the Transactions

Consideration, page 240

17.	We note each COVA warrant assumed by ECARX “shall continue to have and be subject to substantially the same terms and conditions as were applicable to such warrants prior to the First Effective Time.” Please disclose such same terms and conditions hereunder and identify such elements that preclude the instruments from equity classification.

The Company has revised the disclosure on pages 246 and 282-287 of the Revised Draft Registration Statement.

Ownership, page 240

18.	For the avoidance of doubt, please quantify the “Recapitalization Factor” applicable to ECARX’s Ordinary and Preferred Shares. Clarify whether it is fixed or subject to change.

In response to the Staff’s comment, the Company has revised the disclosure on page 247 of the Revised Draft Registration Statement.

The Recapitalization Factor is a fixed number. It is the quotient obtained by dividing the Price per Share by US$10.00; "Price per Share” refers to the quotient of US$3,400,000,000 divided by the aggregated number of the Company’s issued and outstanding ordinary shares and preferred shares, plus the number of shares reserved for options on the date when the Business Combination with COVA is completed and minus shares of the Company held by the Company or any of its subsidiaries as treasury shares (if applicable).

U.S. Securities and Exchange Commission

August 8, 2022

19.	Please revise to include the shares underlying the strategic investments within Total Ordinary Shares Outstanding at Closing since these are not potential shares but are deemed issued and outstanding at closing upon your receipt of US$35 million in cash as premised under Adjustment 3(8) on page 248.

In response to the Staff’s comment, the Company has revised the disclosure on page 247 of the Revised Draft Registration Statement.

20.	Please disclose the shares underlying the converted warrants under Potential sources of dilution in the table on page 240.

In response to the Staff’s comment, the Company has revised the disclosure on page 247 of the Revised Draft Registration Statement.

21.	Please clarify whether the shares underlying the RSUs disclosed on pages F-43 and F-55 are deemed “outstanding at closing.” If not, please present them as a potential source of dilution.

The Company respectfully advises the Staff that, the ordinary shares in the Trust that were used for grants under 2019 RSU Plan as is disclosed on F-43 and F-55, were issued and outstanding as of December 31, 2021, and therefore were not a potential source of dilution.

Unaudited Pro Forma Combined Balance Sheet, page 242

22.	Please revise your pro forma combined financial information on pages 242-245 to present the VIE restructuring transactions and spin-off adjustments in a separate column followed by a subtotal column to present ECARX on a pro forma basis before giving effect to the merger with COVA.

In response to the Staff’s comment, the Company has revised the disclosure on pages  248-252 and 254 of the Revised Draft Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 247

U.S. Securities and Exchange Commission

August 8, 2022

23.	Refer to Adjustment 3(8). Since it appears Luminar, one of the strategic investors, may provide its $15 million investment in cash or an equivalent value in form of its shares, please tell us your basis for presumption of cash in your presentation.

In response to the Staff’s comment, the Company has revised the assumptions of the Adjustment 3(8) on page 255 of the Revised Draft Registration Statement.

Certain Relationships and Related Party Transactions

ECARX Relationships and Related Party Transactions, page 284

24.	We note that Geely Holding and its subsidiaries account for a substantial portion of your revenues. Please provide the information required by Item 7.B. of Form 20-F with respect to your business relationship with Geely Holding and file your agreements with Geely Holding as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 296-297 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that while it has entered into a large number of contracts with subsidiaries of Geely Holding combined, it does not believe that any of such contracts individually constitutes a material contract that is required to be filed as exhibit under Item 601(b)(10)(ii)(A) of Regulation S-K because (i) no directors, officers, promoters, voting trustees, security holders named in the Revised Draft Registration Statement or underwriters are parties to these contracts, and (ii) each individual contract (including when taking into account all purchase orders issued thereunder) is immaterial in amount or significance. In addition, ECARX is not substantially dependent on any such individual contract entered into with subsidiaries of Geely Holding.

ECARX Holdings Inc. - Consolidated Statements of Shareholders’ Deficit, page F-7

25.	Please include a separate note in the financial statements to provide information regarding the transactions underlying the Non-redeemable non-controlling interests for all periods presented. We also note that the line item captioned “Contribution from non-controlling shareholders” appears to incorrectly reference Note 18 which pertains to Redeemable non-controlling interests.

In response to the Staff’s comment, the Company has revised the disclosure of Note 18 on pages F-41 and F-42 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

August 8, 2022

5. Notes receivable, page F-29

26.	Please disclose the nature of the transactions that gave rise to the bank acceptance notes pledged as collateral to secure the notes payable issued by China Merchants Bank (“CMB”).

In response to the Staff’s comment, the Company has revised the disclosure of Note 5 on page F-29 of the Revised Draft Registration Statement.

8. Long-term investments

Equity method investments, page F-30

27.	Refer to your sale of a 2% equity interest in a PRC subsidiary on September 1, 2021. Please identify the subsidiary, the counterparty, and describe any relationships with the counterparty. Also, tell us if the price paid for the 2% interest reflected the payment of a control premium in the subsidiary. If so, explain why it was reasonable to rely upon the value of the 2% interest when determining the fair value of the remaining 49%.

The Company respectfully advises the Staff that the subsidiary is Hubei Dongjun Automotive Electronics Technology Co., Ltd. (“Hubei Dongjun”). The counterparty is Hubei Dongjun Industrial Group Co., Ltd., which held 49% equity interest of Hubei Dongjun until September 2021.  The Company does not have any relationship with the counterparty other than both as investors of Hubei Dongjun.

The Company further advises the Staff that the price paid for the 2% equity interest reflected the payment of a control premium of the subsidiary, which was determined to be inconsequential because of the business performance of the subsidiary. The Company has engaged a valuation specialist to determine the fair value of the 49% equity interest in Hubei Dongjun by applying a market approach technique known as the guideline public company method.

9. Property and equipment, net, page F-32

28.	Please tell us how you determined the amount of depreciation allocated to cost of revenues which is significantly less than the depreciation amounts allocated to other operating expenses.

The Company respectfully advises the Staff that the amount of depreciation allocated to cost of revenues is determined by the property and equipment used in the production process. The Company primarily outsources its production process to third-party manufacturing factories. The property and equipment of the Company primarily consist of machinery and electronic equipment for research and development activities and leasehold improvement for office spaces, of which the depreciation is allocated to research and development expenses and general and administrative expenses.

U.S. Securities and Exchange Commission

August 8, 2022

17. Mezzanine equity, page F-37

29.	Please revise your tabular presentation so that the total number of preferred shares outstanding for each preferred stock series is transparent. Additionally, please make clear on page F-38 how you valued the Series Angel Preferred series, reported hereunder at RMB273,519, and how you accounted for the difference between that amount and the fair value of the warrant liabilities as reported in Note 13.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-37 and F-38 of the Revised Draft Registration Statement.

General

30.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that a copy of the Company’s investor presentation for private placement investors, which was not in reliance on Section 5(d) of the Securities Act, was filed as Exhibit 99.2 to the Current Report on Form 8-K by COVA on May 26, 2022. No written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized to do so on its behalf, have been presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the investors retain copies of the communications. The Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

31.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

U.S. Securities and Exchange Commission

August 8, 2022

The Company respectfully advises the Staff that COVA’s sponsor, COVA Acquisition Sponsor LLC (the “Sponsor”), is a “foreign person” as defined in 31 C.F.R. § 800.224. The Sponsor is organized under the laws of the Cayman Islands and its principal place of business is San Francisco, California. CC Acquisition Sponsor Manager, LLC, which is organized under the laws of the State of Delaware and has its principal place of business in San Francisco, California, is the manager of the Sponsor (the “Manager”). Mr. Jun Hong Heng, who is a U.S. permanent resident (green card holder) and a Singapore national, is the sole member of the Manager. Under the organizational documents of the Sponsor, management and control of the Sponsor have been vested exclusively in the Manager. Accordingly, Mr. Heng, as the sole member of the Manager, has voting and investment discretion with respect to the ordinary shares of COVA held of record by the Sponsor. In addition, certain of the members of COVA’s board of directors and management are foreign persons, and funds have been provided to the Sponsor by foreign persons, which represent a majority of the capital of the Sponsor and represented approximately one-half of the private equity capital of COVA before giving effect to COVA’s initial public offering in January 2021. As of June 30, 2022, the Sponsor held approximately 20.0% of COVA’s outstanding ordinary shares. Prior to COVA’s initial business combination, only holders of its COVA Founder Shares (which are all held by the Sponsor) have the right to vote on the appointment of directors. Holders of COVA’s Public Shares are not entitled to vote on the appointment of directors during such time.

Further, the Company is a foreign person with foreign subsidiaries. It is organized under the laws of the Cayman Islands. It is not an operating company. The Company conducts its operations through its subsidiaries and its operations in China are currently conducted by its PRC subsidiaries. The operations of the Company’s subsidiaries are focused in China and Europe. The Company has no U.S. subsidiaries. The Company has no place of business or physical locations in the United States, no employees or assets in the United States, and only a limited number of U.S.-based advisors.

U.S. Securities and Exchange Commission

August 8, 2022

Although the Company does not believe it qualifies as a “U.S. business,” or a “TID U.S. business,” for purposes of the CFIUS regulations, to the extent the Committee on Foreign Investment in the United States (“CFIUS”), which has broad authority to interpret its regulations, assesses differently, it is possible that CFIUS could determine that the Company is a U.S. business and that the Business Combination or portions thereof are within CFIUS’s jurisdiction based on the Sponsor’s being a foreign person. Therefore, in light of the Sponsor’s status as a foreign person under the CFIUS regulations and its substantial ties to foreign persons, at the Staff’s request, the Company has prepared additional risk factor disclosure that it proposes to include in the Revised Draft Registration Statement to discuss the risk that CFIUS might conclude the Business Combination is subject to CFIUS jurisdiction. The text of the proposed new disclosure is set forth below as well as on pages 75 and 76 of the Revised Draft Registration Statement:

The Committee on Foreign Investment in the United States (“CFIUS”) may delay, prevent, or impose conditions on the Business Combination.

The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review certain direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is authorized to require certain foreign investors to make mandatory filings and to self-initiate national security reviews of certain foreign direct and indirect investments in U.S. businesses if the parties to that investment choose not to file voluntarily. With respect to transactions that CFIUS considers to present unresolved national security concerns, CFIUS has the power to suspend transactions, impose mitigation measures, and/or recommend that the President block pending transactions or order divestitures of completed transactions when national security concerns cannot be mitigated. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, whether the target company is a U.S. business, the level of beneficial ownership and voting interests acquired by foreign persons, and the nature of any information, control or governance rights received by foreign persons. For example, any investment that results in “control” of a U.S. business by a foreign person is within CFIUS’s jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations further includes investments that do not result in control of a U.S. business by a foreign person but that afford foreign persons certain information or governance rights in a “TID U.S. business,” that is, a U.S. business that (1) produces, designs, tests, manufactures, fabricates, or develops “critical technologies”; (2) owns or operates certain “critical infrastructure”; and/or (3) maintains or collects “sensitive personal data.”

U.S. Securities and Exchange Commission

August 8, 2022

The Sponsor is a “foreign person” under CFIUS’s regulations. The Sponsor is organized under the laws of the Cayman Islands and its principal place of business is San Francisco, California. Mr. Jun Hong Heng, a Singapore national and a U.S. permanent resident (green card holder), exercises control over the Sponsor. Mr. Heng is the sole member of CC Acquisition Sponsor Manager, LLC, a Delaware limited liability company (with a principal place of business in San Francisco, California), that is the manager of the Sponsor (the “Manager”). Under the organizational documents of the Sponsor, management and control of the Sponsor have been vested exclusively in the Manager. Accordingly, Mr. Heng, as the sole member of the Manager, has voting and investment discretion with respect to the ordinary shares of COVA held of record by the Sponsor. In addition, the Sponsor and COVA have substantial ties to foreign persons, given that certain of the members of COVA’s board of directors and management are foreign persons and a majority of the funds invested in the Sponsor were provided by foreign persons.

The Sponsor held 20.0% of the ordinary shares of COVA as of June 30, 2022. Prior to COVA’s initial business combination, only holders of its COVA Founder Shares (which are all held by the Sponsor) have the right to vote on the appointment of directors. Holders of COVA’s Public Shares are not entitled to vote on the appointment of directors during such time. It is expected that upon the Closing, the Sponsor will hold between 1.6% and 2.1% of the ECARX Ordinary Shares. Pursuant to the Merger Agreement, subject to the terms and conditions of the Amended ECARX Articles, ECARX Holdings shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing, the board of directors of ECARX Holdings shall consist of seven directors, which shall include five directors determined by ECARX Holdings and two directors designated by COVA (the “COVA designees”). Neither COVA nor the Sponsor will have any right to further designate any directors, and following the Closing the COVA designees will stand for re-election to the board of directors of ECARX Holdings as any other independent director beginning with the ECARX Holdings’ first annual shareholder meeting following the Closing.

ECARX Holdings is organized under the laws of the Cayman Islands. It is not an operating company. It conducts its operations through its subsidiaries and its operations in China are currently conducted by its PRC subsidiaries. The operations of ECARX’s subsidiaries are focused in China and Europe. ECARX Holdings has no U.S. subsidiaries. ECARX Holdings and its subsidiaries have no place of business or physical locations in the United States, no employees or assets in the United States, and only a limited number of U.S.-based advisors.

U.S. Securities and Exchange Commission

August 8, 2022

CFIUS has broad discretion to interpret its regulations, and we cannot predict whether CFIUS may seek to review the Business Combination. If CFIUS were to determine that the Business Combination or any portion thereof is within its jurisdiction, it might request the parties submit a filing with respect to the Business Combination. A CFIUS review of the Business Combination could delay the completion of the Business Combination. And, if CFIUS identifies unresolved national security concerns as part of that review, CFIUS could impose conditions with respect to the Business Combination, recommend that the President of the United States prohibit the Business Combination, or if the Closing has occurred, recommend that the President of the United States order COVA to divest all or a portion of the ECARX Ordinary Shares that COVA acquired without first obtaining CFIUS approval. Moreover, should CFIUS determine that any parties to the Business Combination were required to make a filing with CFIUS but failed to do so, CFIUS could impose a civil penalty not to exceed $250,000 or the value of the relevant transaction, whichever is greater, on the parties it determines were subject to a mandatory filing requirement.

The time necessary for CFIUS review of the Business Combination or a decision by CFIUS to prohibit the Business Combination may also prevent the Business Combination from occurring within the applicable time period required under the COVA Articles, even if an extension is approved. These risks may limit the attractiveness of, and/or delay or prevent COVA from pursuing, the Business Combination or another proposed business combination should the Business Combination not be completed with certain target companies that COVA believes would otherwise be attractive to its and its shareholders.

If COVA is unable to consummate the Business Combination within the applicable time period required under the COVA Articles, COVA will be required to wind up, redeem and liquidate. In such event, COVA’s shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a business combination. Additionally, there will be no redemption rights or liquidating distributions with respect to COVA’s warrants, which will expire worthless in the event of our winding up.

U.S. Securities and Exchange Commission

August 8, 2022

In addition, depending on ECARX Holdings’ ultimate share ownership following the Business Combination and other factors, post-Closing ECARX Holdings may be deemed to be a foreign person under CFIUS’s regulations. If a future particular proposed investment by ECARX Holdings in a U.S. business falls within CFIUS’s jurisdiction, ECARX Holdings may determine that it is required to make a mandatory filing with CFIUS or that it will submit a filing to CFIUS on a voluntary basis, or, if a filing is not mandatory, ECARX Holdings may determine to proceed with such investment without submitting to CFIUS and risk CFIUS intervention, before or after closing such investment.

*              *              *

U.S. Securities and Exchange Commission

August 8, 2022

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Xiaogang Chen, Chief Financial Officer, ECARX Holdings Inc.

Jun Hong Heng, Chairman, Chief Executive Officer and Chief Financial Officer of COVA Acquisition Corp.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Albert W. Vanderlaan, Partner, Orrick Herrington & Sutcliffe LLP

Oliver Xu, Partner, KPMG Huazhen LLP